UNITED STATES SECURITIES AND EXCHANGE COMMISSION

BP 1/16

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Infor[illegible]
Pursuant to Sect[illegible] 1934 and

07008889

SEC FILE NUMBER
8-44681

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

SEC MAIL PROCESSING RECEIVED
DEC 3 1 2007
WASHINGTON, DC 180

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Performance Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Performance Funds Distributor, Inc. as of September 30, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Notary Public

NOTARIAL SEAL
STATE OF OHIO

Cynthia Marshall
Notary Public
Ohio
My Commission Expires 9/15/12

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Performance Funds Distributor, Inc.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Financial Statements and Supplementary Information
Year Ended September 30, 2007


J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
Performance Funds Distributor, Inc.

We have audited the accompanying statement of financial condition of Performance Funds Distributor, Inc. (a wholly-owned subsidiary of Foreside Financial Group, LLC) as of September 30, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Performance Funds Distributor, Inc. as of September 30, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
December 28, 2007

Performance Funds Distributor, Inc.

Statement of Financial Condition
September 30, 2007

Assets		
Cash	$	199,144
Distribution fees receivable		19,079
Prepaid expenses		8,713
Other receivables		19,262
Total assets	$	246,198
Liabilities and Stockholder's Equity		
Liabilities		
Accrued distribution fees	$	62,555
Payable to affiliates		4,787
Accrued professional fees		25,000
Accrued other expenses		2,942
Total liabilities		95,284
Commitments and Contingencies		
Stockholder's equity		
Common stock, $1.00 par value; 1,000 shares authorized;		
10 shares issued and outstanding		10
Additional paid-in capital		159,990
Accumulated deficit		(9,086)
Total stockholder's equity		150,914
Total liabilities and stockholder's equity	$	246,198

See Notes to the Financial Statements.

Performance Funds Distributor, Inc.

Statement of Operations
Year Ended September 30, 2007

Revenues		
Distribution fees	$	320,705
Commissions		6,536
Base distribution fees		75,000
Licenses and fees rebill		4,130
Other income		35,000
Total revenues		441,371
Expenses		
Distribution expense		331,760
Commission expense		3,363
Administrative service fee to affiliate		58,588
Professional fees		44,426
Licenses and fees		4,718
Intangibles tax		1,715
Other expenses		1,294
Total expenses		445,864
Loss before income taxes		(4,493)
Income tax benefit		(13,656)
Net income	$	9,163

See Notes to the Financial Statements.

Performance Funds Distributor, Inc.

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at September 30, 2006	$ 10	$ 334,990	$ (18,249)	$ 316,751
Net income	-	-	9,163	9,163
Distribution to Parent	-	(175,000)		(175,000)
Balances at September 30, 2007	$ 10	$ 159,990	$ (9,086)	$ 150,914

See Notes to the Financial Statements.

Performance Funds Distributor, Inc.

Statement of Cash Flows
Year Ended September 30, 2007

Cash flows from operating activities		
Net income	$	9,163
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in distribution fees receivable		28,547
Increase in prepaid expenses		(2,408)
Increase in other receivables		(12,871)
Increase in accrued distribution fees		26,074
Decrease in payable to affiliates		(10,699)
Decrease in accrued professional fees		(10,000)
Increase in accrued other expenses		1,685
Net cash provided by operating activities		29,491
Cash flows from financing activities		
Distribution to Parent		(175,000)
Net cash used in financing activities		(175,000)
Net decrease in cash		(145,509)
Cash at beginning of year		344,653
Cash at end of year	$	199,144
Supplemental disclosures of cash flow information		
Cash refund received from BISYS during the year for income taxes	$	13,146

See Notes to the Financial Statements.

1. Organization

Performance Funds Distributor, Inc. (the "Company"), a Delaware corporation, is an indirect wholly owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors LLC ("Foreside"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") (the successor organization to the National Association of Securities Dealers, Inc.).

On August 1, 2007, Foreside, a wholly-owned subsidiary of Foreside Financial Group, LLC, acquired the outstanding common stock of the Company under a purchase and sale agreement among Foreside, The BISYS Group, Inc. ("BISYS"), and certain BISYS subsidiaries (the "Acquisition").

The Company serves as distributor and underwriter for Performance Funds Trust (the "Funds") and, as a result, substantially all of the Company's revenues are earned from the Funds or from the sale of the Funds' shares. The sale of the Fund's shares are executed by third party broker-dealers.

2. Summary of Significant Accounting Policies

Cash
The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal.

Revenue Recognition
Distribution fees represent 12b-1fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and, pursuant to EITF 85-24 "Distribution Fees by Distributors of Mutual Funds That Do Not Have A Front-End Sales Charge," are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Certain commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

Base distribution fees are fees earned from the Funds' investment advisor for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' advisor to compensate the Company for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

Distribution Expense
Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Agreement.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the State of Ohio.

Income Taxes
Up to the date of acquisition, as described in Note 1, BISYS and its affiliates will file a consolidated Federal income tax return that includes the Company. BISYS apportioned Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company.

Effective as of the date of acquisition, the Company calculates Federal income tax expense as a stand alone entity.

There are no state income taxes associated with the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

3. Related Party Transactions

Prior to the acquisition, pursuant to a management agreement, BISYS provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services. BISYS charged the Company an administrative service fee for these services designed to cover the costs of providing such services.

Since the acquisition, Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services.

The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At September 30, 2007, the Company had net capital of $122,939, which was $97,939 in excess of its minimum required net capital of

$25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2007 was 0.78 to 1.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k) (1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has an Agreement with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreement shall continue through November 30, 2008. Thereafter, if not terminated, the Agreement shall continue with respect to the Funds automatically for successive one-year terms. The Agreement is terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees, by vote of a majority of the outstanding voting securities of the Funds, or by the Company. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various other broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers a distribution expense (12b-1 fees, shareholder servicing fees or commissions) as outlined in their respective agreements.

The Company has a Distributor Services Agreement with the Funds' investment advisor for which the Company provides the Funds and the Funds' investment advisor with some or all of the marketing and sales support services set forth in the Distribution Agreement, as the parties agree from time to time. The Company shall be entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Agreement, based on the services selected by the Funds and/or the investment advisor from time to time. In accordance with the Distribution Agreement, the Funds' investment advisor agrees that, if the Funds are not authorized to compensate and reimburse the Company in full in accordance with the Distribution Agreement, the Funds' investment advisor shall compensate and reimburse the Company to the extent that the Funds are not so authorized.

In July 2007, the Company executed an agreement with a third party financing agent with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under this agreement, the Company received consideration from the third party financing agent in exchange for all future contingent deferred sales charges, 12b-1 fees and shareholder servicing fees due the Company from the Funds. The financing agent pays the Company the amount of the commission due to the selling broker-dealers which is then remitted to the selling broker-dealers.

7. Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Performance Funds Distributor, Inc.
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
September 30, 2007

Total stockholder's equity from statement of financial condition		$ 150,914
Deductions for nonallowable assets		
Prepaid expenses	$ 8,713	
Other receivables	19,262	27,975
Net capital		122,939
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		25,000
Excess net capital		$ 97,939
Total aggregate indebtedness		$ 95,284
Excess net capital at 1000%		$ 113,411
Percentage of aggregate indebtedness to net capital		.78 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited amended Part IIA FOCUS Report filing as of September 30, 2007 that was filed on December 28, 2007.

Performance Funds Distributor, Inc.
Supplemental Schedule—Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
September 30, 2007

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.



J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Performance Funds Distributor, Inc.

In planning and performing our audit of the financial statements of Performance Funds Distributor, Inc. (the "Company") as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
December 28, 2007

END